

Mail Stop 4561

October 22, 2009

Matthew J. Hammer
President and Chief Executive Officer
Vivid Learning Systems, Inc.
5728 Bedford Street
Pasco, Washington 99301

Re: Vivid Learning Systems Inc.
Amendment No. 1 to Schedule 13E-3
File No. 005-83074
Filed October 5, 2009

Schedule 13D
Filed by Robert L. Ferguson on August 31, 2007
File 005-83074

Schedule 13D
Filed by William N. Lampson on August 16, 2007
File 005-83074

Dear Mr. Hammer:

        We have reviewed the above-referenced filings and your related response letter dated October 5, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 9, 2009.

General

1.   We refer you to your letter dated October 19, 2009. Per our request, you have provided an analysis explaining why you believe the company is in compliance with Exchange Act Rule 13e-3(f)(1). The analysis highlights in part, that language regarding the federal securities law's dissemination requirements is now

explicitly referenced in the amended Articles of Amendment filed by the company. Please supplement your analysis and clarify in your disclosure whether the amended article provisions, which in practice serve to postpone payment to shareholders entitled to receive payment beyond the effective date of the Articles of Amendment, is deemed acceptable under applicable state law requirements. Alternatively, please disclose whether there is a possibility that the amended articles could be subject to legal challenge for failure to properly comply with any relevant provisions under state law governing the timing within which action taken by the board is to be implemented.

Item 6. Purposes of the Transaction and Plans and Proposals, page 27

2.   We note your revised disclosure in response to prior comment 18, though it remains unclear, for instance, what generated the November 18, 2008 memorandum on reducing the costs associated with being a public company that was considered by the board in February 2009. Additionally, given that the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act, please further clarify why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 30

3.   We note your response to prior comments 4 and 22 and are unable to concur with your view that the valuation report may be omitted. As the valuation report relates to the fairness of the consideration to be offered to the security holders being cashed out, it is considered material to your Rule 13e-3 transaction pursuant to Item 1015(a) and must be filed as an exhibit to the Schedule pursuant to Item 1016(c) of Regulation M-A, the contractual agreement between you and the consultant notwithstanding. Accordingly, please file the report(s) required. Furthermore, pursuant to Item 1015(b)(1) of Regulation M-A, revise to identify the party that provided the report. For further guidance, see Question 117.06 of Compliance and Disclosure Interpretations Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   If you have any questions or concerns, please contact Ryan Houseal, Staff Attorney, at 202-551-3105. In his absence, please contact the undersigned at 202-551-3457 or Mellissa Duru, Special Counsel, at 202-551-3757 in the Office of Mergers and Acquisitions.

            Sincerely,

            Maryse Mills-Apenteng
            Special Counsel

cc: Via Facsimile (206) 623-3384
   Thomas A. Sterken, Esq.
   Keller Rohrback L.L.P.